

Mailstop 4628

November 17, 2015

Via E-mail
Mr. Kevin Nanke
Chief Financial Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

Re: Lilis Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015
Filed August 19, 2015
Response Letter Dated October 9, 2015
File No. 1-35330

Dear Mr. Nanke:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 8

Reserves, page 10

1.   We note that you conducted only minimal development activity during 2013, and that you conducted no development activity during 2014. In particular, we note that, during 2014, you "made minimal capital expenditures" on your oil and gas properties "due to capital constraints" and that you "did not incur any cost" on your proved undeveloped acreage in 2014, despite the "improving financial health" described in your 2013 10-K. In view of your repeated failure to develop your proved undeveloped reserves, and the

Mr. Kevin Nanke
Lilis Energy, Inc.
November 17, 2015

        uncertainty surrounding your ability to obtain additional capital, as described in your Form 10-K, it does not appear that you have met the reasonable certainty threshold with respect to your proved undeveloped reserves. In this regard, note that Rule 4-10(a)(26) of Regulation S-X requires "there must exist, or there must be a reasonable expectation that there will exist …all…financing required to implement the project." Given your circumstances, the basis for such a reasonable expectation is not clear. Accordingly, revise your presentation to remove these PUD volumes, or provide additional information that supports the reasonable expectation of sufficient financing as of December 31, 2014.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Financial Conditions and Liquidity, page 22

2.   We note your response to prior comment 2 and reiterate our comment that you revise your disclosure to quantify the extent of your compliance, or the extent of non-compliance, with the total debt to EBIDTAX ratio as of June 30, 2015 or, for that matter, any later dates. Also, define the term EBITDAX in your filing.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources